FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

          Commission file number 0-22874

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

          JDS UNIPHASE CORPORATION EMPLOYEE 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JDS UNIPHASE CORPORATION

1768 Automation Parkway
San Jose, CA 95131

JDS Uniphase Corporation
Employee 401(k) Retirement Plan
Financial Statements
December 31, 2003 and 2002

JDS UNIPHASE CORPORATION
EMPLOYEE 401(k) RETIREMENT PLAN

Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

INDEPENDENT ACCOUNTANTS’ REPORT

To the Participants and
Plan Administrator of the
JDS Uniphase Corporation
Employee 401(k) Retirement Plan

We have audited the financial statements of the JDS Uniphase Corporation Employee 401(k) Retirement Plan (the Plan) as of December 31, 2003 and 2002, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By /s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
May 28, 2004

JDS UNIPHASE CORPORATION
EMPLOYEE 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
Assets:
Investments, at fair value	$143,671,119	$106,261,346
Investments, at contract value	40,840,040	40,627,585
Participant loans	2,623,807	3,369,028

Assets held for investment purposes	187,134,966	150,257,959
Employer’s contribution receivable	—	9,079
Participants’ contributions receivable	—	21,298
Other receivables	—	7,010

Net assets available for benefits	$187,134,966	$150,295,346

See notes to financial statements.

JDS UNIPHASE CORPORATION
EMPLOYEE 401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended
	December 31,
	2003	2002
Additions to net assets attributed to:
Investment income:
Dividends and interest	$3,471,613	$3,954,863
Net realized and unrealized gains (losses) in fair value of investments	31,328,360	(42,832,186)

	34,799,973	(38,877,323)

Contributions:
Participants’	15,203,107	21,274,833
Employer’s	5,931,323	8,057,182

	21,134,430	29,332,015

Total additions, net	55,934,403	(9,545,308)

Deductions from net assets attributed to:
Withdrawals and distributions	20,451,294	31,064,095
Administrative expenses	8,750	13,100

Total deductions	20,460,044	31,077,195

Net increase (decrease) prior to transfers	35,474,359	(40,622,503)
Transfers of assets:
To the Plan	1,365,261	847,154

Net increase (decrease) in net assets	36,839,620	(39,775,349)
Net assets available for benefits:
Beginning of year	150,295,346	190,070,695

End of year	$187,134,966	$150,295,346

See notes to financial statements.

JDS UNIPHASE CORPORATION
EMPLOYEE 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the JDS Uniphase Corporation Employee 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1986 by JDS Uniphase Corporation (the “Company”) to provide benefits to eligible employees, as defined in the Plan document. The Plan is intended to be qualified under Section 401(a) of the U.S. Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the provisions of ERISA, as amended.

The Plan was amended effective January 1, 2002 to comply with changes required by the Retirement Protection Act of 1994 (GATT), the Uniformed Services Employment and Reemployment Rights Act of 1994 (USERRA), the Small Business Job Protection Act of 1996 (SBJPA), the Taxpayer Relief Act of 1997 (TRA 97) and the Internal Revenue Service Restructuring and Reform Act of 1998 (collectively, GUST). Additionally, the plan was amended to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), and certain other nonmaterial, technical amendments intended to conform the restated Plan documents to prior administrative practice.

The Plan was amended effective September 30, 2003 to (a) eliminate qualifying employer securities as an investment option, and (b) require divestiture of existing investments in qualifying employer securities by September 30, 2006.

The Plan was amended (effective January 1, 2004) to replace safe harbor employer matching contributions with an employer match equal to 25% of employee elective deferrals that do not exceed 6% of annual compensation to a maximum of $1,500, to credit service with additional predecessor employers, and to clarify the exclusions from Plan eligible compensation.

Eligibility – Under the terms of the Plan, all regular US employees age 18 or older are eligible to participate in the Plan on their date of hire.

Administration - The Company has delegated to the Company’s Benefits Committee (the “Committee”) the responsibility for the general operation and administration of the Plan and for carrying out and interpreting the Plan’s provisions. The Company is the named fiduciary and administrator of the Plan, as well as the Plan sponsor, as defined by ERISA. The Company has contracted with T. Rowe Price to provide administrative and record-keeping services with respect to the Plan. Substantially all Plan administrative expenses are paid by the Company.

Trustee - T. Rowe Price Trust Company (“T. Rowe Price Trust”) is the Plan’s trustee. T. Rowe Price Trust succeeded Fidelity Management Trust Company (Fidelity) as trustee and custodian in July 2001.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgments and assumptions that affect the amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities, reported in the financial statements and accompanying notes. Actual results could differ from management’s estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments - Investments of the Plan are held by T. Rowe Price Trust and invested based solely upon instructions received from participants. Plan investments in mutual funds, common collective trust funds, equity securities and participant loans are stated at fair value as of the last day of the year. The fair value for securities traded on a national securities exchange or over-the-counter market is the last reported sales price as of the valuation date. Mutual funds are valued at quoted market prices that represent the net asset values of shares held at year-end. Participation units in common collective trust funds are stated at their quoted redemption value on the last business day of the Plan year as reported by T. Rowe Price Trust. Participant loans are valued at cost, which approximates fair value.

The TRP Stable Value Fund is a collective trust fund principally invested in a diversified portfolio of guaranteed investment contracts (GICs). This fund is fully benefit responsive and has been reported in the financial statements at contract value. The fair value of the Plan’s investment in this fund approximates the contract value at December 31, 2003.

The average yield for investments in the TRP Stable Value Fund for the years ended December 31, 2003 and 2002 was 4.2% and 5% respectively. The average crediting interest rate for the respective years was 4.27% and 5.16%.

The plan was amended effective September 30, 2003 to no longer allow future investments in Company common stock. Investments currently held in Company common stock will be divested and reinvested in other funds no later than September 30, 2006 at the direction of the individual participants, or, if no direction is received, by the Plan administrator.

Income taxes - The Company adopted a prototype plan that has received an opinion letter from the Internal Revenue Service (IRS). In addition, the Plan has applied for, but not yet received, a favorable determination letter from the IRS. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across seventeen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the investments in Company common stock. The Plan provides for various investment options in any combination of investment securities offered by the Plan. As noted under Investments above, future investments in Company common stock are not permitted, and all amounts currently invested in Company common stock must be directed to other Plan investments no later than September 30, 2006. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is reasonably possible that changes in market values, interest rates or other factors in the near term will materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may contribute up to 20% of their eligible annual compensation on a pre-tax-basis, provided the amounts do not exceed the annual IRS limit. Such contributions are withheld by the Company from each participant’s compensation and deposited in the appropriate fund in accordance with the participant’s directives.

Participants are permitted to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s directives and the Plan’s provisions.

Employer contributions - For the year ended December 31, 2003, the Plan provided for employer matching contributions to all participants who make elective contributions in an amount equal to 100% of the employee’s elective contributions for the first 3% of eligible compensation, and 50% of the employee’s elective contribution for the next 2% of eligible compensation deferred, up to a maximum of $3,600. Effective January 1, 2004, the Plan provides for employer matching contributions to all participants who make elective contributions in an amount equal to 25% of the employee’s elective contribution for the first 6% of eligible compensation contributed, up to a maximum of $1,500 per year.

Vesting - Participants are immediately 100% vested in their entire account balance.

Participant accounts - Separate accounts are maintained for each participant. The account balances are generally adjusted (a) biweekly or semi-monthly for participant contributions, and (b) daily for the gains or losses on the Plan’s investments based on the change in the net asset values of the investments. Allocation of the Company’s contribution is based upon the participant’s directives with respect to participant contributions, as defined in the Plan.

Payment of benefits - Participants are eligible for payment of benefits upon termination of service. Upon termination of service, participants or their beneficiaries may elect (a) to leave their account balance in the Plan, (b) to receive their total account balance in a lump sum amount equal to the value of the participant’s interest in their account, or (c) to receive periodic installments. Spousal consent may be required based on the value of the account balance or type of distribution. Distributions are paid in cash, except for distributions from the Company Stock Fund, which may be paid in cash or shares of Company common stock at the election of the participant. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $5,000.

Loans to participants - Participants may borrow up to the lesser of $50,000 or 50% of their account balance. Loans are secured by the participant’s account balance. Loans bear interest at the prime rate plus 1% and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be extended. The specific terms and conditions of loans are established by the Committee. Outstanding loans at December 31, 2003 carried interest rates ranging from 5% to 11.5% per annum.

NOTE 3 - TRANSFER OF PLAN ASSETS

In conjunction with acquisitions made by the Company, assets of the LA Label Salary Savings Plan totaling $1,365,261 were merged with the Plan as of May 1, 2003 and assets of the Scion Photonics, Inc. 401(k) Plan totaling $847,154 were merged with the Plan as of August 28, 2002.

The activity in the statement of changes in net assets of the Plan reflects the activity in these plans only from the date of the merger.

NOTE 4 - INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2003	2002
T. Rowe Price:
Stable Value Fund	$40,840,040	$40,627,585
Equity Income Fund	10,330,036	7,201,531
Equity Index 500 Fund	14,867,536	10,624,826
Growth Stock Fund	16,250,722	12,964,397
Mid Cap Growth Fund	14,363,967	8,816,492
Personal Strategy - Balanced Fund	10,493,207	8,834,836
JDS Uniphase Corporation Common Stock	10,991,654	7,608,836
Fidelity Dividend Growth Fund	11,550,552	9,393,428
Fidelity Diversified International Fund	10,397,001	6,773,329
Other funds with assets less than 5% of net assets	47,050,251	37,412,699

Assets held for investment purposes	$187,134,966	$150,257,959

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2003	2002
Mutual funds	$27,730,261	($24,224,188)
Common stock	3,598,099	(18,607,186)

	$31,328,360	($42,832,186)

NOTE 5 - RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by T. Rowe Price Trust, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As summarized in Note 1, participants may no longer elect to invest a portion of their accounts in the common stock of the Company, and such investments from prior periods will be redirected to other investments by September 30, 2006. Aggregate investment in JDS Uniphase Corporation common stock was as follows at December 31:

	Number of shares	Fair value
2003	3,019,685	$10,991,654
2002	3,080,500	$7,608,836

NOTE 6 - PLAN TERMINATION OR MODIFICATION

Although the Company has not expressed any intent to do so, the Plan permits the Company to amend and/or terminate the Plan at any time for any reason. The Board of Directors of the Company has delegated to the Committee the authority to amend the Plan where such amendments do not significantly change the design of the Plan, or where such amendments are designed to bring the Plan into compliance with applicable laws. No amendment of the Plan may reduce the benefit of any participant which accrued under the Plan prior to the date when such amendment is adopted.

NOTE 7 - LITIGATION

Actions have been filed in the District Court for the Northern District of California against the Company and certain of its former and current officers and directors on behalf of a purported class of participants in the Plan (the “ERISA Action”). The Company believes that the factual allegations and circumstances underlying the ERISA Action are without merit. A case management conference previously scheduled for June 4, 2004 was taken off calendar by mutual consent of the parties, pending resolution of motions to dismiss filed by the Company in related federal securities and derivative actions.

NOTE 8 - SUBSEQUENT EVENT

In conjunction with the acquisition of E2O Communications by the Company in 2004, the Company intends to merge the E2O Communications, Inc 401(k) Plan into the Plan during 2004. The merger will not result in a material increase in Plan assets.

SUPPLEMENTAL SCHEDULE

JDS UNIPHASE CORPORATION EMPLOYEE 401(k) RETIREMENT PLAN	EIN: 94-2579683 PLAN #001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

	Identity of issue, borrower,	Description of investment including maturity date,	Current
	lessor or similar party	rate of interest, collateral, par or maturity value	value
	T. Rowe Price Trust Company:
*	Stable Value Fund	Collective Trust Fund	$40,840,040
*	Equity Income Fund	Mutual Fund	10,330,036
*	Equity Index 500 Fund	Mutual Fund	14,867,536
*	Growth Stock Fund	Mutual Fund	16,250,722
*	Mid Cap Growth Fund	Mutual Fund	14,363,967
*	Personal Strategy - Balanced Fund	Mutual Fund	10,493,207
*	Personal Strategy - Growth Fund	Mutual Fund	9,200,939
*	Personal Strategy - Income Fund	Mutual Fund	4,225,838
*	Science & Technology Fund	Mutual Fund	4,890,759
*	Media & Telecommunications Fund	Mutual Fund	296,363
	PIMCO Total Return Admin Fund	Mutual Fund	8,725,773
	Fidelity Aggressive Growth Fund	Mutual Fund	7,953,862
	Fidelity Diversified International Fund	Mutual Fund	10,397,001
	Fidelity Dividend Growth Fund	Mutual Fund	11,550,552
	Franklin Small-Mid Cap Growth Fund	Mutual Fund	7,658,476
	Invesco Dynamics	Mutual Fund	1,474,434
*	JDS Uniphase Corporation	Common Stock	10,991,654
*	Participant loans	Interest rates ranging from 5% to 11.5%	2,623,807

		Total	$187,134,966

*	Party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JDS UNIPHASE CORPORATION

Date: June 22, 2004	By /s/	Ronald C. Foster

Ronald C. Foster
Executive Vice President and
Chief Financial Officer
(Principal Financial and Accounting
Officer)

EXHIBIT INDEX

Exhibit No.	Exhibit Description
23.1	Consent of Mohler, Nixon & Williams, Independent Accountants.